Exhibit 97.1
INTEGRAL AD SCIENCE HOLDING CORP.
CLAWBACK POLICY

The Compensation and Nominating Committee of the Board of Directors (the “Committee”) of Integral Ad Science Holding Corp. (the “Company”) has adopted this Clawback Policy (this “Policy”) in accordance with Section 10D of the Securities Exchange Act of 1934, as amended, the rules promulgated thereunder, and the applicable provisions of The Nasdaq Stock Market LLC Listing Rules (collectively, the “Clawback Rules”).

Accounting Restatement; Recovery of Incentive-Based Compensation. In the event that the Company is required to prepare an accounting restatement of its financial statements due to the Company’s material noncompliance with any financial reporting requirement under the securities laws, including any required accounting restatement (i) to correct an error in previously issued financial statements that is material to the previously issued financial statements, or (ii) that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period, the Committee will reasonably promptly recover, in accordance with the Clawback Rules, any Erroneously Awarded Compensation Received by any Covered Individual (each as defined below) (1) after such individual began service as a Covered Individual; (2) who served as a Covered Individual at any time during the performance period for the applicable Incentive-Based Compensation (as defined below); (3) while the Company has a class of securities listed on a national securities exchange or a national securities association; and (4) during the three (3) completed fiscal years immediately preceding the date that the Company is required to prepare an accounting restatement as described above (or during any transition period, that results from a change in the Company’s fiscal year, within or immediately following those three (3) completed fiscal years, as determined in accordance with the Clawback Rules).

Covered Individuals. This Policy applies to the Company’s current and former executive officers, as determined by the Committee in accordance with the Clawback Rules (collectively, the “Covered Individuals”). This Policy shall be binding and enforceable against all Covered Individuals. Each Covered Individual shall be required to sign and return to the Company the Covered Individual Acknowledgement form attached hereto as Exhibit A, pursuant to which such Covered Individual will acknowledge that he or she is bound by the terms of this Policy; provided, however, that this Policy shall apply to, and be enforceable against, any Covered Individual and his or her successors regardless of whether or not such Covered Individual properly signs and returns to the Company such Covered Individual Acknowledgement form and regardless of whether or not such Covered Individual is aware of his or her status as such.

Covered Compensation. For purposes of this Policy: (1) “Incentive-Based Compensation” means any compensation that is granted, earned, or vested based wholly or in part upon the attainment of a Financial Reporting Measure; and (2) “Financial Reporting Measure” means (i) any measure that is determined and presented

Exhibit 97.1
in accordance with the accounting principles used in preparing financial statements, or any measure derived wholly or in part from such measure, such as revenues, EBITDA, or net income, or (ii) stock price and total shareholder return.

Erroneously Awarded Compensation. The amount of Incentive-Based Compensation subject to this Policy is the amount of Incentive-Based Compensation Received by a Covered Individual that exceeds the amount of Incentive-Based Compensation that otherwise would have been Received by the Covered Individual had it been determined based on the restated amount (the “Erroneously Awarded Compensation”), and will be computed without regard to any taxes paid by the Covered Individual (or withheld from the Incentive-Based Compensation). The Committee shall make all determinations regarding the amount of Erroneously Awarded Compensation, in accordance with the Clawback Rules. Incentive-Based Compensation is deemed “Received” in the Company’s fiscal period during which the Financial Reporting Measure specified in the Incentive-Based Compensation award is attained, even if the vesting, payment or grant of the Incentive-Based Compensation occurs after the end of that period. For Incentive-Based Compensation based on stock price or total shareholder return, where the amount of Erroneously Awarded Compensation is not subject to mathematical recalculation directly from the information in the applicable accounting restatement, the amount must be based on a reasonable estimate of the effect of such accounting restatement on the stock price or total shareholder return upon which the Incentive-Based Compensation was Received, and the Company must maintain documentation of the determination of that reasonable estimate and provide such documentation to the exchange on which the Company’s securities are listed.
Method of Recovery. The Committee shall determine, in its sole discretion, the manner in which any Erroneously Awarded Compensation shall be recovered. Methods of recovery may include, but are not limited to: (1) seeking direct repayment from the Covered Individual; (2) reducing (subject to applicable law and the terms and conditions of the applicable plan, program or arrangement pursuant to which the Incentive-Based Compensation was paid) the amount that would otherwise be payable to the Covered Individual under any compensation, bonus, incentive, equity and other benefit plan, agreement, policy or arrangement maintained by the Company or any of its affiliates; (3) canceling any award (whether cash- or equity-based) or portion thereof previously granted to the Covered Individual; or (4) any combination of the foregoing.

No-Fault Basis. This Policy applies on a no-fault basis, and Covered Individuals will be subject to recovery under this Policy without regard to their personal culpability.

Other Company Arrangements. This Policy shall be in addition to, and not in lieu of, any other clawback, recovery or recoupment policy maintained by the Company from time to time, as well as any clawback, recovery or recoupment provision in any of the Company’s plans, awards or individual agreements, including, but not limited to, the clawback, recovery and recoupment provisions in the Company’s equity award agreements (collectively, “Other Company Arrangements”) and any other rights or

Exhibit 97.1
remedies available to the Company, including, but not limited to, termination of employment; provided, however, that there is no intention to, nor shall there be, any duplicative recoupment of the same compensation under more than one policy, plan, award or agreement. In addition, no Other Company Arrangement shall serve to restrict the scope or the recoverability of Erroneously Awarded Compensation under this Policy or in any way limit recovery in compliance with the Clawback Rules.

No Indemnification. Notwithstanding anything to the contrary set forth in any policy, arrangement, bylaws, charter, certificate of incorporation or plan of the Company or any individual agreement between a Covered Individual and the Company or any of its affiliates, no Covered Individual shall be entitled to indemnification from the Company or any of its affiliates for the amount that is or may be recovered by the Company pursuant to this Policy.

Impracticability. The Committee shall recover any Erroneously Awarded Compensation in accordance with this Policy, except to the extent that the Committee determines, in accordance with the Clawback Rules, that such recovery would be impracticable because (1) the direct expense paid to a third party to assist in enforcing this Policy would exceed the amount to be recovered; (2) recovery would violate home country law of the Company where that law was adopted prior to November 28, 2022; or (3) recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company, to fail to meet the requirements of 26 U.S.C. 401(a)(13) or 26 U.S.C. 411(a) and the regulations thereunder.

Administration; Interpretation. The Committee shall interpret and construe this Policy consistent with the Clawback Rules and applicable laws and regulation, and shall make all determinations necessary, appropriate or advisable for the administration of this Policy. Any determinations made by the Committee shall be final, binding and conclusive on all affected individuals. As required by the Clawback Rules, the Company shall provide public disclosures related to this Policy and any applicable recoveries of Erroneously Awarded Compensation. To the extent this Policy conflicts or is inconsistent with the Clawback Rules, the Clawback Rules shall govern. In no event is this Policy intended to be broader than, or require recoupment in addition to, that required pursuant to the Clawback Rules.

Effective Date. This Policy shall be effective as of December 1, 2023 and shall apply to Incentive-Based Compensation (including Incentive-Based Compensation granted pursuant to arrangements existing prior to such effective date). Notwithstanding the foregoing, this Policy shall only apply to Incentive-Based Compensation Received on or after October 2, 2023.

Amendment or Termination of this Policy. The Committee reserves the right to amend or terminate this Policy at any time and for any reason, subject to applicable law and the Clawback Rules.

Exhibit 97.1

EXHIBIT A

COVERED INDIVIDUAL ACKNOWLEDGMENT

I, [INSERT NAME], acknowledge that I have received a copy of the Policy, and that I have read and understood the Policy. I further understand that the Policy applies to my Incentive-Based Compensation, as defined in the Clawback Rules, and that I agree to take all actions necessary to assist the Company in complying with the Policy and the Clawback Rules.

COVERED INDIVIDUAL

Name:
Date:

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